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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------


                                 SCHEDULE 14D-1
                                (Amendment No. 2)
                                (Final Amendment)

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                          ----------------------------


                            J&L SPECIALTY STEEL, INC.
                            (Name of Subject Company)
                          ----------------------------


                              ICE ACQUISITION CORP.
                                     USINOR
                                    (Bidder)
                          ----------------------------


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                          ----------------------------


                                   466046 10 9
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                               Patrick Letourneur
                              ICE ACQUISITION CORP.
                                     USINOR
                                 13, cours Valmy
                         92070 La Defense Cedex, France
                               011-331-41-25-61-88
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                          ----------------------------

                                 With Copies to:

   Robert C. Treuhold, Esq.                            John J. Madden, Esq.
      Shearman & Sterling                               Shearman & Sterling
114, avenue des Champs-Elysees                         599 Lexington Avenue
      75008 Paris, France                            New York, New York 10022
      011-331-53-89-70-00                                 (212) 848-4000


                                December 14, 1998

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



                  This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (this "Amendment") relates to the offer by Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), to purchase all outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), at a price of $6.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 12, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

Item 6.  Interest in Securities of the Subject Company.

                  Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  The Offer expired as scheduled at 12:00 midnight, New York City time, on Thursday, December 10, 1998. Based on a preliminary count, 17,182,323 Shares were tendered (of which 139,590 had been tendered pursuant to notices of guaranteed delivery) and accepted for payment, representing approximately 95.3% of the issued and outstanding Shares held by persons other than Parent and its subsidiaries. On Friday, December 11, 1998, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. In addition to the Shares acquired pursuant to the Offer, Parent owns 20,730,000 Shares, representing approximately 53.5% of the issued and outstanding Shares. As a result, Parent and Purchaser own approximately 97.8% of the issued and outstanding Shares. Parent intends to effect the Merger of Purchaser with and into the Company as promptly as practicable. Parent and Purchaser own a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's shareholders. Pursuant to the Merger, Shares of the Company that were not tendered into the Offer will be canceled and converted automatically into the right to receive $6.375 per share in cash, subject to dissenters rights. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A press release issued by Parent and the Company on December 11, 1998 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11. Material to Be Filed as Exhibits.

                  Item 11 of the Schedule 14D-1 is hereby amended by adding the following Exhibit:

         (a)(9) Joint Press Release issued by Parent and the Company on December 11, 1998.


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



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 14, 1998


                                             ICE ACQUISITION CORP.

                                             By:      /s/ Robert Hudry
                                                  ------------------------
                                                  Name:  Robert Hudry
                                                  Title:  Vice President

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



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 14, 1998


                                            USINOR

                                            By:      /s/ Robert Hudry
                                                 ------------------------------
                                                 Name:  Robert Hudry
                                                 Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.
-----------

(a)(9)       Joint Press Release issued by Parent and the Company on
             December 11, 1998.



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